FMSA Holdings Inc.

8834 Mayfield Road

Chesterland, Ohio 44026

Via EDGAR

September 19, 2014

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	FMSA Holdings Inc.

Registration Statement on Form S-1

File 333-198322

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), FMSA Holdings Inc. (the “Company,” “we,” “us” or “our”) hereby confidentially submits its currently expected offering terms of the initial public offering (the “Offering”) of common stock, par value $0.01 per share (the “Common Stock”), including the bona fide price range pursuant to Item 503(b)(3) of Regulation S-K and the number of shares of Common Stock to be offered. The Company expects that these pricing terms will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-198322 (the “Registration Statement”).

The Offering terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of September 19, 2014. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Company proposes to price the Offering with a bona fide price range of $20.00 to $25.00 per share of Common Stock, with a midpoint of $22.50 per share. In the Offering, the selling stockholders propose to sell up to 44,500,000 shares of Common Stock. The selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of an additional 6,675,000 shares of Common Stock held by the selling stockholders to cover over-allotments. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to the Company’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Company is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. These marked changes will be incorporated into a future amendment to the Registration Statement. The Company seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

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Please direct any questions that you have with respect to the foregoing to Alan Beck of Vinson & Elkins L.L.P. at (713) 758-4786.

Very truly yours,

FMSA Holdings Inc.

By:	/s/ Jeniffer D. Deckard
Name:	Jeniffer D. Deckard
Title:	President and Chief Executive Officer

Enclosures

cc:	Christopher L. Nagel, CFO – Fairmount

David J. Crandall, General Counsel – Fairmount

Alan Beck, Vinson & Elkins L.L.P.

J. Michael Chambers, Latham & Watkins, LLP